

AN URGENT MESSAGE FROM Pointer Telocation Ltd. TO ITS SHAREHOLDERS

An Extraordinary General Meeting has been scheduled for August 29, 2019.

The purpose of the meeting is to seek shareholder approval of a merger between Pointer and PowerFleet Israel Acquisition Company Ltd.

Action is required on your part. You must act quickly to vote your proxy in time for the Extraordinary General Meeting.

POINTER

Please see reverse side of this card for more information.

ATTENTION
Pointer Telocation Ltd. Shareholders

YOUR PROXY VOTE IS NEEDED

You have already received a packet of information
about the Extraordinary General Meeting scheduled for August 29, 2019.

But You Have Not Voted Yet.

The Board of Directors of Pointer Telocation Ltd. recommends that you vote **FOR** Proposals 1 and 2 regarding the merger of Pointer with PowerFleet Israel Acquisition Company Ltd.

☑ **Proposal 1**

To approve the merger of Pointer and PowerFleet with Pointer surviving as a wholly owned subsidiary of PowerFleet. If approved, Pointer shareholders will receive $8.50 cash and 1.272 shares of PowerFleet common stock for each Pointer ordinary share held.

Item 1A

☐ **Yes** ☐ **No**

To confirm that the voting shareholder is **NOT** an ID Systems or an ID Systems affiliate or a person holding at least 25% of either entity or acting on behalf of anyone who is.

Mark **YES** to confirm that you are **NOT** an ID Systems or an ID Systems affiliate.
Your vote on Proposal 1 will not be counted unless you mark **YES** in Item 1A!

☑ **Proposal 2**

To approve bonuses to the executives of Pointer in connection with the consummation of the merger in the aggregate amount of $750,000 (payable in a combination of RSUs and cash).

Item 2A

☐ **Yes** ☐ **No**

To confirm that the voting shareholder is not a controlling shareholder in Pointer (a shareholder, or a group of shareholders holding 25% or more of a company's share capital is assumed to be a controlling shareholder) and does not have a personal interest in the approval of the grant of the above bonuses.

Mark **YES** to confirm that you are **NOT** a controlling shareholder in Pointer.
Your vote on Proposal 2 will not be counted unless you mark **YES** in Item 2A!

POINTER

DON'T DELAY. VOTE NOW.

Vote today **FOR** Proposals 1 and 2 by following the directions on the enclosed vote instruction form or call U.S. Toll Free 855-600-8104 to speak to a Proxy Vote Specialist.